

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2014

Via E-Mail
Alicia Itzel Rivera Tristan
President
Boomer Ventures, Inc.
Posada del Rey Via Italia Punta Paitilla
Ciudad de Panama, Panama

> **Re:** **Boomer Ventures, Inc.**
> **Amendment No. 8 to Registration Statement on Form S-1**
> **Filed October 15, 2014**
> **File No. 333-183938**

Dear Ms. Tristan:

We have reviewed the above-referenced filing and associated correspondence. Where we reference prior comments, we are referring to our letter dated October 10, 2014.

General

1.   The auditor's consent from David Lee Hillary, Jr., is dated September 23, 2014. Please note that a new consent letter is required prior to the effectiveness of a registration statement if an extended period of time passes since the last filing. We also note that David Hillary, Jr. does not consent to the use in the registration statement of the audit reports dated May 12, 2014. Lastly, you have not filed a consent for Kenne Ruan CPA. Ensure that your next amendment includes consents for any audit report included in the registration statement.

Risk Factors

"Our management has no prior experience supervising software …," page 8

2.   You state that Ms. Tristan possesses many years of professional managerial experience working with many large corporations with staff sizes of 1,000 persons or more and also has years of business experience in administration, advertising, marketing, and human resources. This mitigating disclosure is inappropriate in the context of the risk factor discussion; accordingly, please delete it, or relocate it to an appropriate section of the document.

Independent Auditor's Reports, pages F-9, F-15 and F-19

3.   Please revise the reports of your independent registered public accountant for the periods ended July 31, 2013, April 30, 2014 and July 31, 2014 to indicate whether your audits

Alicia Itzel Rivera Tristan
Boomer Ventures, Inc.
October 29, 2014
Page 2

were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). We refer you to PCAOB Auditing Standard No. 1 and SEC Release 33-8422.

You may contact Morgan Youngwood at (202) 551-3479 or Stephen Krikorian at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. If you have any other questions regarding this letter, please contact Ivan Griswold, Staff Attorney, at (202) 551-3853. If you thereafter require further assistance, you may contact the undersigned, at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal